UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Energy XXI (Bermuda) Limited
(Name of Issuer)
Common Stock
(Title of Class of Securities)
G10082108
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:
Janice V. Sharry, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5562

CUSIP No.	G10082108

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		24,900,377 [1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		24,900,377 [1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,900,377 [1]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
1 Represents the aggregate number of shares beneficially owned by reporting person as of December 31, 2009. Subsequent to December 31, 2009, the issuer affected a consolidation of the issuer’s common stock on a basis of one (1) share of common stock for each five (5) shares of common stock outstanding, as described in Item 4 below.
2 Based upon 249,830,097 shares of common stock outstanding as of December 9, 2009, as disclosed in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on December 9, 2009.

CUSIP No.	G10082108

1	NAMES OF REPORTING PERSONS MSD Energy Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,605,003 [3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		13,605,003 [3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	13,605,003 [3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.4%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
3 Represents the aggregate number of shares beneficially owned by reporting person as of December 31, 2009. Subsequent to December 31, 2009, the issuer affected a consolidation of the issuer’s common stock on a basis of one (1) share of common stock for each five (5) shares of common stock outstanding, as described in Item 4 below.
4 Based upon 249,830,097 shares of common stock outstanding as of December 9, 2009, as disclosed in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on December 9, 2009.

CUSIP No.	G10082108

1	NAMES OF REPORTING PERSONS SOF Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,295,374[5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		9,295,374[5]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,295,374[5]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.7%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
5 Represents the aggregate number of shares beneficially owned by reporting person as of December 31, 2009. Subsequent to December 31, 2009, the issuer affected a consolidation of the issuer’s common stock on a basis of one (1) share of common stock for each five (5) shares of common stock outstanding, as described in Item 4 below.
6 Based upon 249,830,097 shares of common stock outstanding as of December 9, 2009, as disclosed in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on December 9, 2009.

CUSIP No.	G10082108

1	NAMES OF REPORTING PERSONS PT Investments I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,000,000[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		2,000,000[7]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,000,000[7]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.8%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
7 Represents the aggregate number of shares beneficially owned by reporting person as of December 31, 2009. Subsequent to December 31, 2009, the issuer affected a consolidation of the issuer's common stock on a basis of one (1) share of common stock for each five (5) shares of common stock outstanding, as described in Item 4 below.
8 Based upon 249,830,097 shares of common stock outstanding as of December 9, 2009, as disclosed in the Prospectus Supplement filed with the U.S. Securities and Exchange Commission on December 9, 2009.

Item 1.
(a)	Name of Issuer

Energy XXI (Bermuda) Limited
(b)	Address of Issuer’s Principal Executive Offices

Canon’s Court, 22 Victoria Street, PO Box HM, 1179, Hamilton HM EX, Bermuda
Item 2.
(a)	Name of Person Filing
This statement is jointly filed by and on behalf of each of MSD Capital, L.P., MSD Energy Investments, L.P., SOF Investments, L.P. and PT Investments I, L.P. MSD Capital is the general partner of, and may be deemed to beneficially own securities owned by, each of MSD Energy, SOF Investments and PT Investments. MSD Capital Management LLC is the general partner of, and may be deemed to beneficially own securities owned by, MSD Capital. Michael S. Dell is the controlling member of, and may be deemed to beneficially own securities owned by, MSD Capital Management. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each reporting person is 645 Fifth Avenue, 21st Floor, New York, New York 10022.
(c)	Citizenship

See Item 4 on the cover page(s) hereto.
(d)	Title of Class of Securities

Common Stock
(e)	CUSIP Number

G10082108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
(a)	☐ A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.
This statement reports only the number of shares of common stock beneficially owned by the reporting persons as of December 31, 2009. According to the Form 8-K filed with the U.S. Securities and Exchange Commission on January 29, 2010, the issuer amended its Bye-Laws for the purpose of affecting a consolidation of its common stock on the basis of one (1) share of common stock for each five (5) shares of common stock outstanding.

Item 5. Ownership of 5% or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group
Not Applicable
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certifications
(a) Not Applicable
(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker

Name:	Marc R. Lisker
Title:	Manager and General Counsel
Date:	February 1, 2010

MSD Energy Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker

Name:	Marc R. Lisker
Title:	Manager and General Counsel
Date:	February 1, 2010

SOF Investments, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker

Name:	Marc R. Lisker
Title:	Manager and General Counsel
Date:	February 1, 2010

PT Investments I, L.P.

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker

Name:	Marc R. Lisker
Title:	Manager and General Counsel
Date:	February 1, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (furnished herewith)